ACM Income Fund, Inc.                   Exhibit 77C
811-5207


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of ACM Income Fund, Inc.
ACM I was held on March 20, 2002 and a subsequent meeting was held on April 25, 2002. A description of each proposal and number of shares voted at the meeting are as follows:



Shares Voted For

Authority
Withheld

To elect three Directors of ACM I for a term of three years and until his successor is duly elected and qualifies.

David H. Dievler

William H. Foulk, Jr.

Dr. James M. Hester



191,059,656

191,396,384

191,201,914



Shares Voted For


10,826,863

10,489,235

10,681,605

Shares Voted Against
Shares Abstained

Approval of the Amendment to the Charter authorizing the Board of Directors from time to time to increase or decrease the number of authorized shares of stock of ACM I.

114,843,700

23,724,126

5,616,356

















S\MF_Legal\Gary\NSAR.Exh77C.acm1